UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number: 001-33178

Melco Resorts & Entertainment Limited

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

36th Floor, The Centrium

60 Wyndham Street

Central, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Incorporation by Reference

Melco Resorts & Entertainment Limited (the “Company”) is incorporating by reference the information and exhibit set forth in this Form 6-K into its Registration Statement on Form F-3 filed on December 14, 2016 (No. 333-215100).

Other Events

In connection with the Company’s previously announced offering of ADSs and ordinary shares, which closed on May 15, 2017, the Company is filing the opinion of Walkers, Cayman Islands legal advisers to the Company, regarding the validity of the ordinary shares (directly or in the form of ADSs) relating to the offering as Exhibit 5.1 to this report on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MELCO RESORTS & ENTERTAINMENT LIMITED

By:	/s/ Stephanie Cheung
Name:	Stephanie Cheung
Title:	Chief Legal Officer and Company Secretary

Date: May 15, 2017

Exhibit Index

Exhibit Number	Description

5.1	Opinion of Walkers

23.1	Consent of Walkers (included in Exhibit 5.1)